UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Slam Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G8210L113

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Slam Sponsor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 25,559,333(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 25,559,333(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,559,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 30.72%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 25,559,333 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) acquirable in respect of (i) 14,226,000 Class B Ordinary Shares, par value $0.0001 per share (“Class B Shares”) which are convertible one for one into Class A Shares at the time of the Issuer’s initial business combination and (ii) 11,333,333 private placement warrants to acquire Class A Shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 57,500,000 Class A Shares outstanding as of November 14, 2022 as reported in the Issuer’s Form 10-Q filed November 14, 2022 as increased by (ii) 25,708,333 Class A Shares issuable in connection with the 14,375,000 Class B Shares and 11,333,333 Private Placement Warrants.

Item 1(a).	Name of Issuer:

Slam Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 Hudson Yards, 47th Floor, Suite C New York, New York 10001

Item 2(a).	Names of Persons Filing:

This statement is filed by Slam Sponsor, LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

C/O Slam Corp. 55 Hudson Yards, 47th Floor, Suite C New York, New York 10001

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares

Item 2(e).	CUSIP Number:

G8210L113

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on cover page.

(b)  Percent of Class:

See response to Item 11 on cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The reported securities are held directly by Slam Sponsor, LLC (the “Sponsor”). The Sponsor is controlled by a board of managers, which acts by majority vote so that no individual manager exercises voting or dispositive control of the securities held by the Sponsor. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Slam Sponsor, LLC

By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Authorized Signatory